Exhibit 12.1
VECTOR GROUP LTD.
Computation of Ratio of Earnings to Fixed Charges
(Dollars in Thousands, Except Ratios)
(Unaudited)

	Six Months Ended June 30,		Year Ended December 31,
	2016	2015	2015	2014	2013	2012	2011
Earnings as defined:
Pre-tax income	82,096	64,970	107,705	82,279	60,720	53,806	122,245
Distributions from investees	12,565	2,263	7,152	6,568	6,262	21,467	10,022
Interest expense	49,979	51,791	96,236	146,787	147,084	132,538	93,939
Income in equity of affiliate	(1,724)	(643)	680	(7,243)	(26,051)	(30,028)	(19,256)
Interest portion of rental expense (1)	4,209	3,854	8,149	7,505	2,174	1,367	1,438
Total earnings	147,125	122,235	219,922	235,896	190,189	179,150	208,388
Fixed charges as defined:
Interest expense	49,979	51,791	96,236	146,787	147,084	132,538	93,939
Interest portion of rent expense (1)	4,209	3,854	8,149	7,505	2,174	1,367	1,438
Total fixed charges	54,188	55,645	104,385	154,292	149,258	133,905	95,377
Ratio of earnings to fixed charges	2.72	2.2	2.11	1.53	1.27	1.34	2.18

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(1) One third of rent expense is the portion deemed representative of the interest factor.